Exhibit 99.1

Sohu.com Announces Receipt by its Subsidiary Sogou of a Preliminary Non-Binding

Proposal to Acquire Sogou

BEIJING, China, July 27, 2020 — Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), China’s leading online media, video, search and gaming business group, announced that today the board of directors of its subsidiary Sogou Inc. (NYSE: SOGO) (“Sogou”) received a letter (the “Proposal Letter”) containing a preliminary non-binding proposal (the “Proposal”) from Tencent Holdings Limited (“Tencent”) for Tencent to acquire all of the outstanding ordinary shares, including ordinary shares represented American depositary shares (“ADSs”), of Sogou that are not already owned by Tencent or its affiliates for US$9.00 in cash per ordinary share or ADS (the “Proposed Transaction”). The Proposed Transaction, if completed, would result in Sogou becoming a privately-held, indirect wholly-owned subsidiary of Tencent; Sogou’s ADSs would be delisted from the New York Stock Exchange; and Sohu would no longer have an interest in Sogou. A copy of the Proposal Letter is attached hereto as Exhibit A.

The Proposal Letter states that it is Tencent’s preliminary indication of interest; is incomplete and is not a binding offer or agreement, or agreement to make a binding offer or agreement at any point in the future; and does not create any binding rights or obligations of any person.

The Proposal Letter indicates that Tencent intends to finance the proposed acquisition with cash on hand.

Sohu’s board of directors has not yet had an opportunity to review and evaluate the Proposal in detail, or to make any determination as to how to respond to the Proposal or as to whether or not the proposed acquisition of Sogou would be in the best interests of Sohu, in its capacity as Sogou’s controlling shareholder, to approve or reject the Proposal.

The foregoing summary of the Proposal is not intended to be complete and is qualified in its entirety by reference to the full text of the attached Proposal Letter.

The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor Statement

This announcement may contain forward-looking statements. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Sohu cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that Tencent will make any definitive offer to Sogou, that any definitive agreement relating to the Proposal Letter will be entered into between Sogou and Tencent; or that the Proposed Transaction or any other similar transaction will be approved or consummated.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary Changyou develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fourth year of operation.

For investor enquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

Exhibit A

July 27, 2020

The Board of Directors (the “Board”)

Sogou Inc.

Level 15, Sohu.com Internet Plaza

No. 1 Unit Zhongguancun East Road, Haidian District

Beijing 100084

People’s Republic of China

Dear Directors:

Tencent Holdings Limited, for itself or on behalf of its affiliates (collectively, “Tencent” or “we”), is pleased to submit this preliminary non-binding proposal to acquire all outstanding Class A ordinary shares (the “Class A Ordinary Shares”), including Class A Ordinary Shares represented by American depository shares (“ADSs”, each representing one Class A Ordinary Share), and Class B ordinary shares (together with the Class A Ordinary Shares, the “Shares”), of Sogou Inc. (the “Company”) that are not already beneficially owned by Tencent in a going private transaction (the “Transaction”).

Our proposed purchase price for each Share or ADS is US$9 in cash. We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 56.5% to the closing trading price of the ADSs on July 24, 2020, the last trading day prior to the date hereof and a premium of 84.9% to the volume-weighted average price during the last 30 trading days.

As of the date of this proposal, Tencent has entered into certain support agreement with Mr. Charles Zhang (the “Supporting Shareholder”), who beneficially owns approximately 6.4% of the total issued and outstanding Shares and 0.9% of the total voting power of the Company based on the Company’s public filings, pursuant to which the Supporting Shareholder has agreed to (i) vote all of the Shares beneficially owned by him in favor of the Transaction, and (ii) sell to Tencent all the Shares beneficially owned by him prior to or in the Transaction.

Tencent currently beneficially owns approximately 39.2% of the total issued and outstanding Shares and 52.3% of the total voting power of the Company. Subject to approval by the Company’s board of directors and shareholders (as applicable), Tencent expects that the Transaction may be effected via a long-form merger or short-form merger, as applicable, at the proposed purchase price.

The principal terms and conditions upon which Tencent is prepared to pursue the Transaction are set forth below.

1.

Purchase Price. We propose to acquire all of the outstanding Shares and ADSs, other than those beneficially owned by us, at a purchase price equal to US$9 per Share or per ADS in cash. As noted above, this represents a premium of approximately 56.5% to the closing trading price of the ADSs on July 24, 2020, the last trading day prior to the date hereof and a premium of 84.9% to the volume-weighted average price during the last 30 trading days.

2.	Financing. We intend to finance the Transaction with our cash on hand. We do not anticipate requiring debt financing to consummate the Transaction.

3.

Due Diligence. We are prepared to move expeditiously to complete the proposed Transaction as soon as practicable. We have engaged Goldman Sachs (Asia) L.L.C. as our financial advisor and Davis Polk & Wardwell LLP as our legal counsel. We believe that, with the full cooperation of the Company, we can complete customary commercial, legal, financial and accounting due diligence for the Transaction, in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business subject to a customary form of confidentiality agreement.

4.

Definitive Documentation. We are prepared to promptly negotiate and finalize the definitive agreements (the “Definitive Agreements”) providing for the Transaction. We expect that such Definitive Agreements with respect to the Transaction will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.

Process. We believe that the Transaction will provide superior value to the Company’s shareholders. In considering this proposal, you should be aware that we are interested only in pursuing the Transaction and we do not intend to sell our stake in the Company to any third party.

6.

Confidentiality. We trust you will agree with us that it is in our mutual interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7.

No Binding Commitment. This proposal is not a binding offer, agreement or an agreement to make a binding offer. This letter is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this proposed Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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Sincerely,

TENCENT HOLDINGS LIMITED

By:	/s/ Martin Lau
Name: Martin Lau
Title: President

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